                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             METROTRANS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  592665 10 3
                                 (CUSIP Number)

                              Randolph B. Stanley
                             777 Greenbelt Parkway
                             Griffin, Georgia 30223
                                 (770) 229-5995
--------------------------------------------------------------------------------
(Name, address and telephone number of Person Authorized to Receive Notices and
                                Communications)

                               September 15, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

     Randolph B. Stanley

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  ____________
          (b)  ____________

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%

14.  TYPE OF REPORTING PERSON

     IN

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             STATEMENT OF INFORMATION REQUIRED PURSUANT TO SECTION
          13(D)(1) OR 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SECTION 13D

     The following statement of information is being filed by Randolph B. Stanley pursuant to Regulation #240.14d-1 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, par value $.01 per share, of Metrotrans Corporation, a Georgia Corporation (the "Issuer"), whose principal office is located at 777 Greenbelt Parkway, Griffin, Georgia 30223.

Item 2.   Identity and Background.
          -----------------------

     (a)  Name: Randolph B. Stanley

     (b)  Business Address: 777 Greenbelt Parkway, Griffin, Georgia 30223

     (c)  Employment: Secretary and Treasurer, First Response, Inc.

     (d)  Criminal Convictions: None

     (e)  Civil Proceedings: None

     (f)  Citizenship: United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Not applicable

Item 4.   Purpose of Transaction.
          ----------------------

          This report is filed in connection with the Reporting Person's disposition of Common Stock of the Issuer.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of this date, Mr. Stanley does not beneficially own any shares of Common Stock of the Issuer.

          (b) Not applicable.

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          (c) On September 15, 1998, Mr. Stanley sold 825,200 shares of Common
              Stock of the Issuer at the sale price of $15 per share pursuant to an Agreement dated August 21, 1998 (the "Agreement"), among The Mayflower Corporation plc ("Mayflower"), Mayflower (U.S. Holdings), Inc., the Issuer, D. Michael Walden, Terri B. Hobbs, the Reporting Person and M. Earl Meck.

          (d) Not applicable.

          (e) September 15, 1998

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Pursuant to the Agreement, on September 15, 1998, Mayflower purchased from the Reporting Person, who was a non-management director of Metrotrans, all of his shares of Issuer Common Stock at a purchase price of $15.00 per share. Pursuant to the Agreement, the Reporting Person resigned as a director of the Issuer upon the closing of the transaction.

          A copy of the Agreement is filed as Exhibit 1 hereto, and such Agreement is incorporated herein by reference. The foregoing is not a complete description of the terms of the Agreement or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the Agreement.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 Agreement dated August 21, 1998, among Mayflower, the Issuer, the Reporting Person, Terri B. Hobbs, D. Michael Walden and M. Earl Meck.


                                  Page 5 of 6
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                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 1998                        /s/ Randolph B. Stanley
      ------------------                        -------------------------
                                                Name: Randolph B. Stanley



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